(Translation)

November 14, 2012

TOYOTA MOTOR CORPORATION

Akio Toyoda

Telephone Number: 0565-28-2121

Code Number: 7203

http://www.toyota.co.jp

Corporate governance at Toyota Motor Corporation (“TMC”) is as follows:

I.	TMC ’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information

1.	Basic Policy

TMC has positioned the stable long-term growth of corporate value as a top-priority management issue. We believe that in carrying this out, it is essential that we achieve long-term and stable growth by building positive relationships with all stakeholders, including shareholders and customers as well as business partners, local communities and employees, and by supplying products that will satisfy our customers. This position is reflected in the “Guiding Principles at Toyota”, which is a statement of TMC’s fundamental business policies. Also, TMC adopted and presented the CSR Policy “Contribution towards Sustainable Development”, an interpretation of the “Guiding Principles at Toyota” that organizes the relationships with its stakeholders. We are working to enhance corporate governance through a variety of measures designed to further increase our competitiveness as a global company.

2.	Capital Structure

Percentage of Shares Held by Foreign Investors Greater than 20% but less than 30%

[Description of Major Shareholders]

Name of Shareholders	Number of Shares Held (Shares)	Ownership Interest (%)
Japan Trustee Services Bank, Ltd.	349,590,430	10.14
Toyota Industries Corporation	218,515,684	6.34
The Master Trust Bank of Japan, Ltd.	194,117,768	5.63
Nippon Life Insurance Company	129,553,290	3.76
State Street Bank and Trust Company	118,726,916	3.44
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	85,845,119	2.49
Trust & Custody Services Bank, Ltd.	85,289,543	2.47
Mitsui Sumitomo Insurance Company, Limited	66,063,595	1.92
SSBT OD05 OMNIBUS ACCOUNT - TREATY CLIENTS	63,163,000	1.83
Denso Corporation	58,903,366	1.71

Existence of Controlling Shareholders (excluding parent company)	—
Existence of Parent Company	None

Supplementary Information

The information set forth in this Description of Major Shareholders section is dated as of September 30, 2012. In addition to the above, TMC owns 281,192,085 of its own shares as treasury stock.

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3.	Business Attributes

Stock exchange and section	Tokyo: 1st Section, Osaka: 1st Section, Nagoya: 1st Section, Fukuoka: Existing Market, Sapporo: Existing Market
Fiscal year end	End of March
Line of business	Transportation equipment
Number of employees at the end of the previous fiscal year (consolidated)	Greater than 1000 persons
Sales during the previous fiscal year (consolidated)	Greater than JPY 1 trillion
Number of consolidated subsidiaries at the end of the previous fiscal year	Greater than 300 companies

4.	Guidelines for measures to protect minority shareholders in the event of transactions with controlling shareholders

-

5.	Other particular conditions that may materially affect corporate governance

-

II.	Corporate Governance System of Management Business Organization, Etc. for Management Decision Making, Execution of Duties and Management Audit

1.	Organization structures and organizational operations

Organizational form	Company with a Board of Corporate Auditors

[Directors]

Number of Directors pursuant to the Articles of Incorporation	20 persons
Term of Directors pursuant to the Articles of Incorporation	1 year
Chairman of the Board of Directors	Chairman (excluding concurrently serving as President)
Number of Directors	13 persons
Election of Outside Directors	Not elected

[Auditors]

Establishment or non-establishment of a Board of Corporate Auditors	Established
Number of Corporate Auditors pursuant to the Articles of Incorporation	7 persons
Number of Corporate Auditors	7 persons

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Cooperative relationships between Corporate Auditors, Independent Accountants, and Internal Audit Division

Corporate Auditors periodically receive reports from Independent Accountants on audit plans, methods and results of auditing at the Board of Corporate Auditors. They also hold meetings and exchange their opinions as they consider necessary concerning auditing in general.

As for internal auditing, a specialized independent department evaluates the effectiveness of internal controls over financial reporting. Corporate Auditors receive reports from the department on audit plans, methods and results of auditing periodically or whenever necessary.

Election or non-election of Outside Corporate Auditors	Elected
Number of Outside Corporate Auditors	4 persons
Established number of Independent Corporate Auditors within the Outside Corporate Officers	4 persons

Relationship with the Company (1)

Name	Attribution	Relationship with the Company (*1)
		a	b	c	d	e	f	g	h	i
Yoichi Morishita	Comes from other company				X				X
Akishige Okada	Comes from other company				X				X
Kunihiro Matsuo	Attorney-at-law				X				X
Yoko Wake	Academic								X

*1	Select the relevant “Relationship with the Company”
a	Comes from parent company
b	Comes from other affiliate company
c	Major shareholder of the company
d	Concurrently holds office as outside director or outside corporate auditor of another company
e	Holds office as management director or executive officer, etc. of another company
f	Spouse, relatives within third degree of consanguinity or an equivalent person of management level such as management director or executive officer, etc. of the company or specific affiliates of the company
g	Receives remuneration, etc. or other profits on assets from the parent company of the company or a subsidiary of such parent company as an officer
h	Limitation of Liability Agreement is executed between the said person and the company
i	Other

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Relationship with the Company (2)

Name	Independent Corporate Auditor	Supplementary Information	Reason for election as Outside Corporate Auditors
Yoichi Morishita	¡

TMC’s current Outside Corporate Auditor,

Mr. Yoichi Morishita, formerly served as an executive of Panasonic Corporation, a corporation with which TMC conducts business transactions totaling approximately 200 billion yen per year, including the purchase of automobile parts (based on fiscal 2012 results).

In order to receive advice based on his broad experiences and insight in his field of expertise.

Designated as an Independent Corporate Auditor of TMC as he would be able to undertake audits from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major client of TMC, (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Akishige Okada	¡

TMC’s current Outside Corporate Auditor,

Mr. Akishige Okada, formerly served as an executive of Sumitomo Mitsui Banking Corporation. A summary of the business transactions entered into between TMC and Sumitomo Mitsui Banking Corporation has been omitted, since TMC has determined that the size and nature of the business transactions should not influence the judgment of shareholders and investors.

In order to receive advice based on his broad experiences and insight in his field of expertise.

Designated as an Independent Corporate Auditor of TMC as he would be able to undertake audits from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major client of TMC, (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Kunihiro Matsuo	¡	—

In order to receive advice based on his broad experiences and insight in his field of expertise.

Designated as an Independent Corporate Auditor of TMC as he would be able to undertake audits from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major client of TMC, (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Yoko Wake	¡	—

In order to receive advice based on her broad experiences and insight in her field of expertise.

Designated as an Independent Corporate Auditor of TMC as she would be able to undertake audits from a fair and neutral perspective because she is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major client of TMC, (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and she does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

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[Independent Corporate Directors/Auditors]

Number of Independent Corporate Directors/Auditors	4 persons

Other matters relating to Independent Corporate Directors/Auditors

All Outside Corporate Directors/Auditors that qualify as Independent Corporate Directors/Auditors have been designated as Independent Corporate Directors/Auditors.

[Incentives]

Implementation of measures on incentive allotment to Directors	Adoption of stock option plans

Supplementary Information

We had granted stock options up to and including August 2010, but have not made such offerings since 2011.

Grantees of stock options	Directors (other than Outside Directors), Employees, Directors of subsidiaries, Employees of subsidiaries and Others

Supplementary Information

The Grantees of stock options listed above are those who hold unexpired options that were granted to them up to and including August 2010.

[Directors’ Remuneration]

Disclosure Status (of individual Director remuneration)	Only a portion of remuneration is individually disclosed.

Supplementary Information

Names and details of those who receive, in aggregate, consolidated remuneration of one hundred million Japanese yen or more will be disclosed on an individual basis in annual securities reports.

Annual securities reports and business reports are also made available for public inspection on TMC’s Internet website.

Existence of guidelines for the amount and calculation method of remuneration	Yes

Information regarding guidelines for the amount and calculation method of remuneration

Director remuneration was set at 130 million yen or less per month, pursuant to the resolution of the 107th scheduled Meeting of Shareholders held on June 17, 2011. In addition, the amount of auditor remuneration was set at 30 million yen or less per month, pursuant to the resolution of the 104th scheduled Meeting of Shareholders, held on June 24, 2008.

[Support System for Outside Directors (Outside Corporate Auditors)]

Full-time Corporate Auditors and Directors disclose adequate information to Outside Corporate Auditors, such as by giving prior explanations on agenda items to be proposed to the Board of Directors. In addition, a Corporate Auditors Department has been established as a specialized independent organization to assist the Corporate Auditors.

2.       Matters pertaining to functions relating to the execution of duties, audit and supervision, appointment and decisions regarding remuneration, etc. (Outline of the current corporate governance system)

TMC formulated and announced the Toyota Global Vision in March 2011, based on what it has learned from the deterioration of the business environment following the Lehman Shock and a series of quality problems.

The Toyota Global Vision, based on Toyota’s values that have guided Toyota since its founding, such as “Guiding Principles of Toyota” and “Toyota Way,” aims to exceed customer expectations by the development of ever-better cars and enriching lives of societies, and to be rewarded with a smile which ultimately leads to the stable base of business. Toyota is to keep this virtuous cycle by focusing on making ever-better cars.

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To fulfill the Toyota Global Vision, Toyota made some changes to its management structure in 2011, such as reducing the Board of Directors and decision-making layers. Toyota will continue to offer products and services that will satisfy evolving needs in every region. In addition TMC headquarters is to provide overall direction and furnish support for the initiatives undertaken by the regional operations.

Specifically, with the aim of faster decision-making, TMC drastically reduced the number of Directors and abolished the position of Senior Managing Director. Furthermore, TMC will replace the current three-layer arrangement – Executive Vice President, Chief Officer, and Executive responsible for the operations involved – with two layers, eliminating the executive immediately below the Chief Officer. Moving forward with this new structure will support a swifter flow of information from the divisional general managers, who are intimately familiar with their operations, to senior management.

TMC enhanced clarity in organizational responsibilities: the Board of Directors decides what Toyota will do as global Toyota, and Chief Officers decide how to implement that decision as chief executives for day-to-day operations, etc. The post of Chief Officer will be filled either by a “Senior Managing Officer” or “Managing Officer” in a flexible manner. Chief Officers responsible for the region or function conduct local operations basically at respective sites under the Executive Vice President responsible for each operational sector and vigorously reflect the voices of local customers in functions of R&D, production, and sales.

TMC has an “International Advisory Board” consisting of advisors from each region overseas, and, as appropriate, receives advice on a wide range of management issues from a global perspective. In addition, TMC has a wide variety of conferences and committees for deliberations and the monitoring of management and corporate activities that reflect the views of various stakeholders, including the “Labor-Management Council, the Joint Labor-Management Round Table Conference”, and the “Toyota Environment Committee.”

In order to manage and implement important activities for fulfilling social responsibilities, TMC has established the “CSR Committee” consisting of directors at the executive vice president level and above as well as representatives of corporate auditors, to review important issues relating to corporate ethics, legal compliance, risk management and social contribution, and also to develop action plans concerning these issues. TMC has also created a number of facilities for employees to make inquiries concerning compliance matters, including the Compliance Hotline, which enables them to consult with an outside attorney, and takes measures to ensure that TMC is aware of significant information concerning legal compliance as quickly as possible. TMC will continue to promote the “Toyota Code of Conduct” which is a guideline for employees’ behavior and conduct for employees of TMC and its consolidated subsidiaries (together “Toyota”) all around the world. TMC will work to advance corporate ethics through training and education at all levels and in all departments.

TMC has adopted an auditor system. Seven Corporate Auditors including four Outside Corporate Auditors play a role in TMC’s corporate governance efforts by undertaking audits in accordance with the audit policies and plans determined by the Board of Corporate Auditors. In addition, TMC has secured the personnel and framework supporting the audit by Corporate Auditors. The Outside Corporate Auditors advise TMC from a fair and neutral perspective, based on their broad experiences and insight in their respective fields of expertise. While TMC currently does not have its own standard or policy on independence in appointing Outside Corporate Auditors, TMC believes that such appointments are appropriate since various rules on independence, such as stock exchange regulations, are used as references in making such appointments. The state of internal controls and internal audits are reported to Corporate Auditors (including Outside Corporate Auditors) through the Board of Corporate Auditors and the “CSR Committee”, and the status of accounting audits is reported by independent External Auditors to the Corporate Auditors (including Outside Corporate Auditors) through the Board of Corporate Auditors. To enhance the system for internal audits, a specialized organization made independent of direct control by the management evaluates the effectiveness of the system to secure the appropriateness of documents regarding financial calculation and other information in accordance with Section 404 of the U.S. Sarbanes Oxley Act and Article 24-4-4 (1) of the Financial Instruments and Exchange Law of Japan. In order to enhance the reliability of the financial reporting of TMC, the three auditing functions — audit by Corporate Auditors, internal audit, and accounting audit by Independent External Auditors — aid in conducting an effective and efficient audit through meetings held periodically and as necessary to share information and come to understandings through discussion on audit plans and results.

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3.	Reason for the selection of the current corporate governance system

                  With respect to our system regarding directors, we believe that it is important to elect individuals that comprehend and engage in TMC’s strengths, including commitment to manufacturing, with an emphasis on frontline operations and problem solving based on the actual situation on the site (Genchi Genbutsu). While TMC currently does not have its own standard or policy on independence in appointing outside directors and currently does not have an outside director, TMC intends to use various rules on independence such as stock exchange regulations as references and consider such appointments should there be suitable individuals.

III.	Implementation of measures for shareholders and other stakeholders

1.	Approach toward the vitalization of general shareholders’ meetings and the facilitation of exercise of voting rights

Supplementary Information

Early distribution of notice of convocation of general shareholders’ meetings	We endeavor to distribute the notice of convocation of general shareholders’ meetings prior to the date designated by law.

Scheduling of general shareholders’ meetings avoiding the date on which general shareholders’ meetings of companies are concentrated	We convene general shareholders’ meetings avoiding the date on which general shareholders’ meetings of companies are most and second most concentrated on.

Exercise of voting rights by electronic means	We enable shareholders to exercise voting rights on the Internet.

Measures aimed at participation in electronic voting platforms and other improvements in voting environments geared towards institutional investors	We participate in an electronic voting platform for institutional investors operated by ICJ Corporation.

Provision of summary English-language convocation notices	We create English-language convocation notices, and make them available on both our company homepage as well as within electronic voting platforms for institutional investors.

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2.	IR activities

	Explanation by representative members of the board	Supplementary Information

Convene periodic briefing for individual investors	No	In addition to convening briefings a few times a year (not regularly scheduled), on the exclusive site for individual investors, the operating summary and business activities are clearly disclosed.

Convene periodic briefing for analysts and institutional investors	Yes	Explaining financial results and business strategies of the relevant business year every quarter. Also convenes business briefings (unscheduled) concerning the medium- and long-term direction of the business.

Convene periodic briefing for foreign investors	Yes	Explaining financial results and business strategies of the relevant business year by visiting foreign investors and holding conference calls every quarter. In addition, business briefings (unscheduled) concerning the medium- and long-term direction of the business are convened in the United States and in Europe.

Disclosure of IR documents on the website	Yes	In addition to legal disclosure documents such as annual securities reports, annual reports and references at result briefings, etc. are timely disclosed as well. TMC works to enhance its information services by distributing videos of TMC’s press conferences, such as announcements of new model launches.

IR related divisions (personnel)	—	TMC maintains IR personnel in the Accounting Division and Public Affairs Division, and offices resident IR personnel in New York and London.

Other	—	Implementing one-on-one meetings with investors, plant tours, etc.

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3.	Activities concerning respect for stakeholders

Supplementary Information

Setting forth provisions in the internal regulations concerning respect for the stakeholders’ position	For sustainable development, TMC has engaged in management emphasizing all of its stakeholders, and worked to maintain and develop favorable relationships with its stakeholders through open and fair communication. This philosophy is outlined and disclosed in the CSR Policy “Contribution towards Sustainable Development”.

Promotion of environmental preservation activities and CSR activities	TMC has long engaged in business with the idea of corporate social responsibility (“CSR”) in mind. This idea is clarified in the CSR Policy “Contribution towards Sustainable Development”, and it clearly conveys TMC’s basic policies concerning CSR to both internal and external stakeholders. Regarding the environment, TMC has positioned it as a top management priority and adopted the “Toyota Earth Charter” in 1992. TMC created the “Toyota Environmental Action Plan” that sets forth mid-term targets and action plans on a global basis, and promotes continuous environmental preservation activities. As for philanthropic activities, TMC newly adopted the “Basic Philosophy and Policy on Philanthropic Activities” in 2005 in light of the global expansion of its business and the increasing societal expectations towards Toyota. TMC vigorously promotes philanthropic activities according to local conditions in each country and region in order to contribute to the development of a prosperous society and to promote its continuous development. These CSR activities are disclosed in the report titled “Sustainability Report”.

Establishment of policy concerning disclosure of information to stakeholders	TMC has engaged in timely and fair disclosure of corporate and financial information as stated in the CSR Policy “Contribution towards Sustainable Development”. In order to ensure the accurate, fair, and timely disclosure of information, TMC has established the Disclosure Committee chaired by an officer of the Accounting Division. The Committee holds regular meetings for the purpose of preparation, reporting and assessment of its annual securities report, quarterly report under the Financial Instruments and Exchange Law of Japan and Form 20-F under the U.S. Securities Exchange Act, and also holds extraordinary committee meetings from time to time whenever necessary.

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IV.	Basic Approach to Internal Control System and its Development

1.	Basic Policy Regarding the System to Secure the Appropriateness of Business

TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the “Guiding Principles at Toyota” and the “Toyota Code of Conduct.” TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

Accordingly, TMC has developed its basic policy regarding the following items as stipulated in the Corporation Act:

(1)	System to ensure that the Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

1)	TMC will ensure that Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Directors.

2)	TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

3)	TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance, and risk management at the CSR Committee and other meetings. TMC will also discuss and decide, at the meetings of various cross-sectional decision-making bodies, policies and systems to monitor and respond to risks relating to organizational function.

(2)	System to retain and manage information relating to performance of duties by Directors

Information relating to exercising duties by Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

(3)	Rules and systems related to the management of risk of loss

1)	TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2)	TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

3)	TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division.

4)	As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

(4)	System to ensure that Directors exercise their duties efficiently

1)	TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company’s policies for each fiscal term.

2)	The Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, delegate a high level of authority to Chief Officers (Senior Managing Officers and Managing Officers) who take responsibility for business operations in each region and function. The Chief Officers will proactively compose business plans for the regions and functions under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. The Directors will supervise the execution of duties by the Chief Officers.

3)	TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC’s management and corporate activities.

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(5)	System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

1)	TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

2)	TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks among others, and report the result to the CSR Committee and other committees.

3)	TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its corporate ethics inquiry office and other channels.

(6)	System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

1)	TMC will expand the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries as Toyota’s common charter of conduct, and develop and maintain a sound environment of internal controls for Toyota. TMC will also promote the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” through personnel exchanges.

2)	TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

(7)	System concerning employees who assist the Corporate Auditors when required

TMC will establish a Corporate Auditors Department and assign a number of full-time staff to support this function.

(8)	Independence of the employees described in the preceding item (7) from Directors

Any changes in personnel in the Corporate Auditors Department will require prior consent of the Board of Corporate Auditors or a full-time Corporate Auditor selected by the Board of Corporate Auditors.

(9)	System for Directors and employees to report to Corporate Auditors, and other related systems

1)	Directors, from time to time, will properly report to the Corporate Auditors any major business operations through the divisions in charge. If any fact that may cause significant damage to the Company is discovered, they will report the matter to the Corporate Auditors immediately.

2)	Directors, Senior Managing Officers, Managing Officers, and employees will report to Corporate Auditors on the business upon requests by the Corporate Auditors, periodically and as needed.

(10)	Other systems to ensure that the Corporate Auditors conducted audits effectively

TMC will ensure that the Corporate Auditors attend major Board of Directors’ meetings, inspect important Company documents, and make opportunities to exchange information between the Corporate Auditors and Accounting Auditor periodically and as needed, as well as appoint external experts.

See the Diagram described in the attachment at the end.

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2.	Basic Policy and Preparation towards the Elimination of Antisocial Forces

(1)	Basic Policy for Elimination of Antisocial Forces

Based upon the “Guiding Principles at Toyota” and the “Toyota Code of Conduct”, TMC’s basic policy is to have no relationship with antisocial forces. TMC will take resolute action as an organization against any undue claims and actions by antisocial forces or groups, and has drawn the attention of such policy to its employees by means such as clearly stipulating it in the “Toyota Code of Conduct”.

(2)	Preparation towards Elimination of Antisocial Forces

1)	Establishment of Divisions Overseeing Measures Against Antisocial Forces and Posts in Charge of Preventing Undue Claims

TMC established divisions that oversee measures against antisocial forces (“Divisions Overseeing Measures Against Antisocial Forces”) in its major offices as well as assigned persons in charge of preventing undue claims. TMC also established a system whereby undue claims, organized violence and criminal activities conducted by antisocial forces are immediately reported to and consulted with Divisions Overseeing Measures Against Antisocial Forces.

2)	Liaising with Specialist Organizations

TMC has been strengthening its liaison with specialist organizations by joining liaison committees organized by specialists such as the police. It has also been receiving guidance on measures to be taken against antisocial forces from such committees.

3)	Collecting and Managing Information concerning Antisocial Forces

By liaising with experts and the police, Divisions Overseeing Measures Against Antisocial Forces share up-to-date information on antisocial forces and utilize such information to call TMC’s employees’ attention to antisocial forces.

4)	Preparation of Manuals

TMC compiles cases concerning measures against antisocial forces and distributes them to each department within TMC.

5)	Training Activities

TMC promotes training activities to prevent damages caused by antisocial forces by sharing information on antisocial forces within the company as well as holding lectures at TMC and its group companies.

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V.	Others

1.	Matters regarding defense against a takeover bid

Matters regarding defense against a takeover bid	None

Supplementary Information

No measures to defend against a takeover bid are scheduled to be adopted.

2.	Matters regarding other corporate governance systems, etc.

Company Structure and Procedures Regarding Timely Disclosure

The following describes Toyota’s company structure and procedures regarding the timely disclosure of Company information.

(Guiding Principles)

Toyota practices its guiding principle of disclosing operating results, business and financial information in a timely and appropriate manner. Such guiding principles are set forth in the CSR Policy “Contribution towards Sustainable Development.”

(Disclosure Committee and its Purpose)

Toyota has established a Disclosure Committee that is chaired by the officer responsible for the accounting division in an effort to ensure that the information disclosed is accurate, fair and timely.

The Disclosure Committee meets periodically to draft, report and assess annual and quarterly reports prepared pursuant to the Japanese Financial Instruments and Exchange Act, and annual reports prepared pursuant to the U.S. Securities Exchange Act of 1934, as amended. The Disclosure Committee also holds meetings on an ad hoc basis as necessary.

(Procedures of the Disclosure Committee)

The Disclosure Committee performs the following procedures:

(1)	Collection of information

Collect information of Toyota and its subsidiaries that may be subject to disclosure based on the materiality standards set forth by the Disclosure Committee through periodic and timely communications with the heads of the relevant divisions responsible for information disclosure.

(2)	Assessment of material information to be disclosed

Assess disclosure of collected information based on applicable laws, regulations and guidelines, such as stock exchange rules and the Japanese Financial Instruments and Exchange Act.

(3)	Disclosure based on assessment

Based on the assessment made above, disclose information in a timely manner. When necessary, a report to the company representative and certification procedures on the disclosure documents will precede the disclosure. The corporate auditors (or the board of corporate auditors) may receive reports from the Disclosure Committee as necessary and may provide opportunities for reporting and Q & A sessions with company representatives.

(4)	Ensuring of appropriate information collection and disclosure procedures

Make further efforts to enhance the company structure pertaining to timely and fair disclosure: the internal auditing division assesses the overall information disclosure process, and independent outside auditors and outside legal counsel provide support in establishing disclosure controls and procedures, and offer guidance on the sufficiency and appropriateness of the disclosure information.

(5)	Provision of company regulation

Details of the procedures and the organizational structure mentioned above are stipulated in the Company’s internal disclosure guidelines.

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Diagram as Supplementary Information

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